December 8, 2004

Larry Spirgel
Assistant Director
United States Securities and
   Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re:      Sound Revolution Inc. ("Sound Revolution")
         Registration Statement on Form SB-2
         Amendment No. 2
         File No. 333-118398
         Filed December 8, 2004
--------------------------------------------------------------------------------

Dear Mr. Spirgel:

In response to your comment letter under date December 2, 2004, please find enclosed three marked copies of Sound Revolution's Amended Registration Statement No. 2 dated December 7, 2004 on Form SB-2/A for your review.

In response to your comments, Sound Revolution makes the following responses and has made the following changes to its amended registration statement:

GENERAL
-------

1. We are still considering your response to prior comment 1. We may have further comment.

         Prior comment 1 read as follows:

         Comment 1:   We note that this exclusively secondary offering is the
                      initial offering of your shares. We also note that while you are not receiving any proceeds from the offering, the company is paying the costs associated with this registration statement even though you apparently are under no obligation to do so. We further note that your common shares do not trade on any market or quotation system, yet you intend to pursue a listing on the OTC
                      Bulletin Board after this registration is declared effective. Based upon these and other factors, it appears that the selling shareholders may be statutory underwriters within the meaning of the Securities Act.
                      Please tell us whether the selling shareholders have purchased from the company with a view to, or are engaging in the direct or indirect participation in, a distribution of your shares. If any of the selling shareholders are statutory underwriters, then they must be named as such and the prospectus must be revised accordingly.

                      Your response analyzing whether the selling shareholders may be statutory underwriters should include, but not be limited to, the following factors:

         o            How long the selling shareholders have held the shares;
         o            The circumstances under which they received the shares;
         o            Their relationship to the issuer;
         o            The amount of shares involved;
         o Whether the sellers are in the business of underwriting securities.

                      We may have additional comments based upon your response.

         RESPONSE:

         We note that you are still considering our response to Comment #1 from our previous letter to you. We would like to make the following additions to our response, in order to assist you in reaching a conclusion:

         We refer to the definition of "underwriter" found in Section 2(a)(11) of the Securities Act of 1933 which says, "The term "underwriter" means any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security...".

         We submit that the second part of the definition "offers or sells for an issuer..." does not apply to any of the selling shareholders as any shares they sell will be for their own account only, and Sound Revolution will receive none of the proceeds from the sales.

         With regards to the first part of the definition of "underwriter", the test is whether the selling shareholders purchased their shares "with a view" to reselling them to public investors. It is our submission that all of the selling shareholders purchased their shares from Sound Revolution for their own investment purposes and not with a view to reselling the securities. We respectfully submit that evidence of this is as follows:

         (a) At the time the selling shareholders purchased their securities from Sound Revolution, there was no public market for the securities, and no representation was made to the selling shareholders that the shares would be listed or posted for trading on a stock market or quotation system;

         (b) Each of the selling shareholders acknowledged that there would be a hold period during which the shares purchased would be restricted from trading;

         (c) None of the selling shareholders are contractually entitled to registration of their shares, such as "piggyback" or "demand" rights (and we submit that if their intention had been to resell the securities to the public, they would have demanded registration rights in their share purchase agreements);

         (d) It is unlikely that any of the selling shareholders will have an opportunity to sell their shares pursuant to Sound Revolution's registration statement any sooner (or much sooner) than if they were to sell them in compliance with Rule
                  144. Rule 144 will allow the selling shareholders to sell all of their shares in July, 2005. The trickle out provisions will not apply to any of the selling shareholders as not one selling shareholder owns more than 1% of the issued and outstanding shares of Sound Revolution (we have 10,269,814 issued and outstanding shares and the most shares owned by any one selling shareholder is 52,000 shares). Even if our registration statement were to be declared effective as early as December, 2004, we would require at least three months, and most likely six or seven more months to obtain a listing on the OTC Bulletin Board (which would take us to July, 2005), especially considering we have not yet entered into an agreement with a market maker to apply for a listing on our behalf. Since Rule 144 provides "safe harbour" to allow shareholders to sell shares without being considered underwriters, we submit that holding the shares for one year (or close to one year) would be further evidence that the selling shareholders did not purchase their shares "with a view" to reselling them to the public; and

         (e) Even if any of the single factors above would not be sufficient on their own, we submit that all of these factors combined do demonstrate that the selling shareholders did not purchase shares "with a view" to reselling them to the public.


2. Please revise the cover of the registration statement to disclose your telephone number, rather than the telephone number of the counsel who provided the legality opinion.

         RESPONSE:

         We have revised the cover of our registration statement as requested.

3. Please include an updated copy of your auditors' consent in your amended filing.

         RESPONSE:

         We have included an updated copy of our auditor's consent as Exhibit
         23.3 to our amended registration statement.

PROSPECTUS SUMMARY, PAGE 1
--------------------------

4. We note your revision in response to prior comment 11. We also note that you revised your Management's Discussion and Analysis on page 26 to indicate that you do not expect to generate revenues until early 2006. However, the first paragraph in the Prospectus Summary still suggests that you expect to generate revenues in the middle of 2005. Please revise as appropriate to clarify these contradictory statements.

         RESPONSE:

         The first paragraph of our Prospectus Summary has been revised to indicate that we do not expect to generate revenues until early 2006.

5. We note your revision in response to prior comment 20 and your supplemental response to prior comment 21. We reissue prior comments 20 and 21 in their entirety. Please revise your Prospectus Summary to describe briefly what factors you considered in determining your offering price. See Item 505 of Regulation S-B.

         Prior comments are as follows:

         Comment 20:  Please revise to disclose the factors you considered in determining the offering price. Since this is the initial offering of your shares, it is unclear how you or the selling shareholders - individually or in groups of shareholders and/or with the company arrived at the initial offering price of $0.20 per shares. Similarly, it is unclear what privately negotiated factors might lead the selling shareholder to sell shares at a price different than $0.20 per share.

         RESPONSE:

         Our registration statement has been amended to read as follows:

              "DETERMINATION OF OFFERING PRICE

              "Selling shareholders will sell at a price of $.20 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The $0.20 per share initial offering price of our common stock was arbitrarily determined by our board of directors. Our board of directors considered several factors in such determination, including the following:
              o       Sound Revolution's capital structure;
              o the last sales price from our most recent private offering of 269,814 shares of our common stock which was completed in July, 2004 at a price of $0.20 per share; and
              o       the background of our management.

              "Therefore, the $0.20 per share offering price of our shares of common stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time. The price of our shares of common stock is not based on past earnings, nor is the price of the shares of our common stock indicative of current market value for the assets owned by Sound Revolution. No valuation or appraisal has been prepared for Sound Revolution's business. You cannot be sure that a public market for any of Sound Revolution's securities will develop.

              "We intend to apply to the OTC Bulletin Board for the trading of our common stock upon this registration statement becoming effective. If our common stock becomes so traded and a market for our stock develops, the actual price of our stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling stockholders named in this prospectus. The offering price would thus be determined by market factors and the independent decisions of the selling stockholders named in this prospectus.

              "The number of shares that may be actually sold by a selling shareholder will be determined by each selling shareholder. The selling shareholders are under no obligation to sell all or any portion of the shares offered, nor are the selling shareholders obligated to sell such shares immediately under this prospectus. A shareholder may sell shares at a price different than $0.20 per share depending on privately negotiated factors such as a shareholder's own cash requirements or objective criteria of value such as the market value of Sound Revolution's assets."

         Comment 21:  In addition, please briefly describe in the summary how the offering price was determined.

         RESPONSE:

         The following has been added to the prospectus summary:

              "The $0.20 per share initial offering price of our common stock was arbitrarily determined by our board of directors, based on several factors including the price of our most recent offering of stock which was completed in July, 2004 at a price of $0.20 per share."

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 26
-------------------------------------------------------------------

6. We note your revisions in response to prior comment 37. Please consider providing greater concrete detail regarding the extent to which your reported financial information is indicative of future results, as well as your discussion and analysis of known trends, demands, commitments, events and uncertainties. In this regard consider the guidance in
         Section III.B.3 of the Securities Act Release No. 33-8350 (December 19,
         2003), which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

         RESPONSE:

         We have added the following discussion under our Management's Discussion and Analysis or Plan of Operations:

         "KNOWN MATERIAL TRENDS AND UNCERTAINTIES

         "Sound Revolution intends to continue negotiating with owners of digital music rights to obtain digital licensing rights to music. We anticipate that these agreements will require us to make an initial payment to the digital music rights owner in order to secure the music rights. Further, we anticipate that these agreements will require us to pay to owners of the music as much as 50% of our net profits as a royalty on the sale of their songs. Our goal is to acquire 1,000 songs over the next 12 months. If we are successful in concluding music licensing agreements for 1,000 songs, we anticipate that the initial costs to us will be in the range of $1,000 to $2,000.

         "If we are successful in concluding an agreement with programmers to develop our website, charitytunes.com, we anticipate that we shall incur software development expenses of approximately $12,000 during the next 12 months. Similarly, if we are successful in concluding an agreement with programmers to develop our email management software, we anticipate additional software development expenses of approximately $10,000. If are programming development activities increase as we anticipate, then we expect there will be a moderate increase in our administrative and accounting costs. All of these factors may have an adverse effect on our liquidity during the next 12 months. Other than the development of our software and music licensing, we do not anticipate entering into any financial commitments during the next 12 months.

         "As of December 6, 2004, Sound Revolution has no off balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

         "We believe that the above discussion contains a number of forward-looking statements. Our actual results and our actual plan of operations may differ materially from what is stated above. Factors which may cause our actual results or our actual plan of operations to vary include, among other things, decisions of the board of directors not to pursue a specific course of action based on its re-assessment of the facts or new facts, changes in the online music sales or music distribution industry or general economic conditions."

EXHIBITS, PAGE 35
-----------------

7. Please revise your Exhibits Index as appropriate to indicate that you are filing one legality opinion as an exhibit. As currently drafted, it is unclear upon which opinion investors may rely.

         RESPONSE:

         The Exhibits Index has been amended to demonstrate that only one legal opinion is filed as an exhibit, which has been filed as Exhibit 5.1.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED), PAGE F-12
--------------------------------------------------------------------------

8. We note your disclosure at page 57 that you issued stock for cash and as payment for consulting services in July 2004. Disclose these transactions in the notes to the financial statements. In addition, clarify in your disclosure the amount of any issuance costs associated with these transactions and how you accounted for such costs.

         RESPONSE:

         The following has been added as Note 3 to the Interim Condensed Consolidated Financial Statements (Unaudited):

            "NOTE 3. CAPITAL STOCK

            "During July, 2004, the Company issued a total of 262,814 common shares. 248,314 of the total shares issued were paid for in cash. The proceeds from the sales of the shares amounted to $49,721. The remaining 14,500 shares were issued for professional services valued at $2,900. Of the total shares issued, 14,000 shares were issued to officers of the Company for cash and 3,000 shares were issued to officers for professional services. There were no significant costs associated with the issuance of any of these common shares."

9. The following notes are not in response to a comment, but we write to point out that our resubmitted Form SB-2 includes amendments to our unaudited financial statements as of August 31, 2004 and for the three-months and six-months and the cumulative period then ended. The following describes the changes to each of those financial statements.

         General notes with respect to amendments to the August 31, 2004
         ---------------------------------------------------------------
         financial statements
         --------------------
         The amendments represent a correction to the amount of cash received for stock we issued in July 2004. The unaudited financial statements originally filed for August 31, 2004 incorrectly reported the cash received as $46,235. The financial statements are amended to indicate the correct amount of $49,721, a difference of $3,486.

         There are no changes to as a result of this amendment to total assets, total liabilities, or total stockholders equity. Also, there are no changes to our statement of operations or our net loss or net loss per share.

         Amendments to the August 31, 2004 balance sheet:
         ------------------------------------------------

         Additional paid-in capital originally reported to be $57,067 was revised to $60,553.

         Accumulated other comprehensive income originally reported to be $2,350 was revised to an accumulated other comprehensive loss of $(1,136).

         Amendments to the consolidated statements of comprehensive income for
         ---------------------------------------------------------------------
         the three and six months ended August 31, 2004:
         -----------------------------------------------

         Other comprehensive income (loss) - foreign currency translation adjustment for the three-month period ended originally reported to be a gain of $3,421 was revised to a loss of $(65).

         Other comprehensive income (loss) for the three-month period ended originally reported to be a loss of $(12,754) was revised to a loss of $(16,240).

         Other comprehensive income (loss) - foreign currency translation adjustment for the six-month period ended originally reported to be a gain of $3,583 was revised to a gain of $97.

         Other comprehensive income (loss) for the six-month period ended originally reported to be a loss of $(19,830) was revised to a loss of $(23,316).

         Other comprehensive income (loss) - foreign currency translation adjustment for the cumulative during the development stage originally reported to be a gain of $2,350 was revised to a loss of $(1,136).

         Comprehensive loss for the cumulative during the development stage originally reported to be a loss of $(34,023) was revised to a loss of $(37,509).

         These changes represent an increase in comprehensive loss of $3,486 in each of these periods.

         Amendments to the consolidated statements of stockholder's equity:
         ------------------------------------------------------------------

         Amount of issuance of common stock for cash in July 2004 for additional paid-in capital originally reported to be $46,210 was revised to $49,696, the actual additional paid-in capital received from the issuance. Accordingly, the balance of additional paid-in capital as of August 31, 2004 originally reported to be $57,067 was revised to $60,553.

         The translation adjustment for the six-month period ended August 31, 2004 originally reported to be a gain of $3,583 was revised to a gain of $97. Accordingly, the balance of foreign currency translation adjustment as of August 31, 2004 originally reported to be a gain of $2,350 was revised to a loss of $(1,136).

         The total amount of issuance of common stock for cash in July 2004 originally reported to be $46,235 was revised to $49,721.

         These changes represent a reclassification of $3,486 between additional paid-in capital and foreign currency translation adjustment.

         Amendment to the consolidated statement of cash flows for the six months ended and for the cumulative period during the development stage:

         Cash flows from financing activities - issuance of common stock for cash for the six months ended August 31, 2004 originally reported to be $46,235 was revised to $49,721. Accordingly, net cash provided by financing activities for the six month ended August 31, 2004 originally reported to be $61,864 was revised to $65,350.

         Cash flows from financing activities - issuance of common stock for cash for cumulative during the development stage originally reported to be $55,194 was revised to $58,680. Accordingly, net cash provided by financing activities for cumulative during the development stage originally reported to be $76,434 was revised to $79,920.

         Foreign exchange effect on cash for the six months ended August 31, 2004 originally reported to be $3,577 was revised to $91.

         Foreign exchange effect on cash for cumulative during the development stage originally reported to be a cash inflow of $2,350 was revised to a cash outflow of $(1,136).

       These changes represent a reclassification of $3,486 between issuance for common stock for cash and foreign exchange effect on cash.

I trust the foregoing will assist you in your review of Sound Revolution's amended SB-2. Please let me know if you require any further information.


Yours truly,
SOUND REVOLUTION INC.  per:


/s/ Penny O. Green,
Chief Financial Officer